BRT REALTY TRUST

2003 ANNUAL REPORT

To Our Shareholders

Dear Shareholders:

Fiscal 2003 was a very positive year for us.Among our accomplishments in 2003 were an 8.7% increase in our net income to $13,683,000 or $1.80 per share (on a diluted basis) from $12,586,000, or $1.68 per share (on a diluted basis) in 2002; a 10.2% increase in our shareholders' equity to $125,932,000 from $114,291,000; a 20% increase in our quarterly cash dividend from $.30 per share paid in the first quarter of the fiscal year to $.36 per share paid in the fourth quarter of our fiscal year; a 51% increase in our market capitalization; and an increase in our credit line from $15 million to $30 million. Let us examine our results and some of our accomplishments in 2003 in more detail:

- The 8.7% increase in net income in fiscal 2003 enabled us to increase cash distributions to our shareholders in 2003 and again in the first quarter of fiscal 2004. The quarterly distribution paid on January 2, 2003 was increased to $.30 per share from $.28 per share and was thereafter increased to $.34 per share paid on July 2, 2003 and again on October 1, 2003 to $.36 per share. On January 2, 2004 a quarterly cash distribution at the increased rate of $.38 per share was paid to our shareholders. In order to maintain our status as a REIT for federal income tax purposes, we are required to distribute to our shareholders within the time frames prescribed by the Internal Revenue Code and the regulations under the code, at least 90% of our ordinary taxable income, excluding capital gains. It is our intention to maintain our REIT status and to pay the requisite amount of our taxable income to our shareholders within the time periods prescribed by the Code.

- In 2003 we had revenues of $14,804,000 and net income of $13,683,000 (including gains on sale of available for sale securities and real estate assets), or $1.80 per share on a diluted basis. In the prior fiscal year we had revenues of $17,398,000 and net income of $12,586,000 (including gain on sale of real estate assets) or $1.68 per share on a diluted basis. Net income in fiscal 2003 includes gains on sale of real estate assets and available for sale securities of $4,831,000 or $.64 per share. In fiscal 2002 net income includes gains on sale of real estate assets of $807,000 ($.11 per share), reversal of an allowance for possible losses of $500,000 ($.07 per share) and interest income in excess of the stated rate on participating loans, which are special interest items which are non-recurring in nature, of $1,812,000 ($.24 per share).

- In the 2003 fiscal year the average balance of loans outstanding decreased by 2%. We cannot project in any year the principal amount or type of loans which we will be originated by us or those loan applications which will be approved by our loan committee, nor can we project the amount of loans which will be paid off or paid down in any year. The modest decline in loan originations year over year does not indicate any trends in our business activities and we are pleased to report that loan originations in the first quarter of 2004 fiscal year have exceeded pay offs and pay downs by over $23,000,000. Further, our loan originations are now more national in scope and loan applications and originations have been for larger principal amounts. We attribute these two factors to an increase in our marketing and advertising activities.

- Our balance sheet is extremely strong. Our total assets increased year over year by 3% to $139 million and our shareholders' equity increased by 10.2% year over year to $125.9 million. A major portion of the increase in our total assets and shareholders'

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the company, please see the company's most recent Form 10K dated December 23, 2003, as filed with the Securities and Exchange Commission on December 23, 2003, and other documents filed by the company with the Securities and Exchange Commission.

To Our Shareholders (CONTINUED)

equity is due to an investment we made in prior years in shares of Entertainment Properties Trust, a NYSE listed real estate investment trust. At September 30, 2003 our investment had a market value of $32,844,000 and we had an unrealized gain of approximately $18,463,000 on the investment.

- In June 2003 we entered into an amendment to our revolving credit agreement with NorthFork Bank increasing the maximum borrowings available under the line to $30,000,000 and extending the maturity date to June 1, 2006. Borrowings under this facility are secured by specific receivables and cannot exceed 65% of the collateral pledged. This facility provides us with the availability to expand our loan origination activities.

- In June 2003 as a result of the significant increase in our market capitalization our stock was included in the Russell 2000 Index. The Russell 2000 Index is used to measure the performance of the 2000 smallest companies in the Russell 3000 Index, a broad based index that represents approximately 98% of the value of the investable US Equity Market but leaves out mini and micro cap stocks. According to the Russell website the average Russell 2000 company's market capitalization is around $444,000,000 and the median market cap is around $352,000,000.

We are most grateful for the dedicated people who work for and provide services to us. Their activities on our behalf have contributed, in large measure, to our success. Our Board of Trustees give of their time without reservation and we owe them our thanks. Our Board members are experienced in real estate, real estate lending and finance and the advice and guidance which they provide is immeasurable. We would also like to thank you, our shareholders, for your confidence and support. The year 2003 was a successful one for us and your management will work diligently to continue to provide positive results to our shareholders.

Our best wishes for a healthy and prosperous New Year to each and every one of you.

Sincerely yours,

Fredric H. Gould
Chairman

Jeffrey A. Gould
President and Chief Executive Officer

January 9, 2004

BRT Realty Trust is a real estate investment trust organized as a business trust in 1972 under the laws of the Commonwealth of Massachusetts. Our principal business activity is to generate income by originating and holding for investment, for our own account, senior and junior real estate mortgage loans secured by income producing real property. In addition, we purchase and hold for investment senior and junior participations in existing mortgage loans originated by others secured by income producing real property. We also originate and hold for investment participating mortgage loans secured by income producing property. At September 30, 2003 approximately 47% of BRT's assets were represented by its net loan portfolio and 9% by net real estate properties.

BRT's shares of beneficial interest trade on the New York Stock Exchange under the symbol "BRT". As of the close of fiscal 2003 there were 7,531,127 shares outstanding in the hands of approximately 3,000 shareholders.

FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share amounts)

	Year ended September 30, 2003	2002
Revenues	$ 14,804	$ 17,398
Expenses	6,388	6,152
Income before equity in earnings of unconsolidated real estate ventures and gain on sale	$ 8,416	$ 11,246
Net Income (a)	$ 13,683	$ 12,586
Income per share of Beneficial Interest (a)	$ 1.83	$ 1.71
Weighted average shares	7,458,880	7,373,627

	September 30, 2003	2002
Total assets	$ 139,002	$ 134,931
Earning real estate loans (b)	63,733	84,112
Non-earning real estate loans (b)	3,145	415
Real estate assets (c)	13,391	13,529
Shareholders' equity	125,932	114,291

(a) Net income includes gain on sale of real estate loans and real estate properties and available-for-sale securities of $4,831 and $807 in 2003 and 2002 respectively.

(b) Earning and non-earning loans are presented without deduction of the related allowances for possible losses totaling $881 in both 2003 and 2002.

(c) Real estate assets are presented without deduction of the related valuation allowance totaling $325 both 2003 and 2002.


DIVIDENDS PER SHARE
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
0.44
1.04
1.30
2001
2002
2003


BOOK VALUE PER SHARE
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
13.90
15.47
16.72
2001
2002
2003


CLOSING SHARE PRICE
25.00
20.00
15.00
10.00
5.00
10.09
12.79
19.08
2001
2002
2003

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except per share amounts)

	September 30, 2003	2002
ASSETS		
Real estate loans - Notes 2, 4 and 6:		
Earning interest, including $7,134 and $8,129 from related parties	$ 63,733	$ 84,112
Not earning interest	3,145	415
	66,878	84,527
Allowance for possible losses	(881)	(881)
	65,997	83,646
Real estate assets - Notes 3 and 6:		
Real estate properties net of accumulated depreciation of $1,462 and $1,227	6,461	6,573
Investment in unconsolidated real estate ventures at equity	6,930	6,956
	13,391	13,529
Valuation allowance	(325)	(325)
	13,066	13,204
Cash and cash equivalents	21,694	4,688
Available-for-sale securities at market - Note 5	36,354	31,178
Other assets	1,891	2,215
TOTAL ASSETS	$ 139,002	$ 134,931
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Borrowed funds - Note 6	$ 4,755	$ 14,745
Mortgage payable - Note 6	2,680	2,745
Accounts payable and accrued liabilities including deposits of $1,103 and $1,265	5,635	3,150
Total liabilities	13,070	20,640
Commitments and contingencies - Notes 2, 3, 4, 6, 9 and 10	-	-
Shareholders' equity - Note 8:		
Preferred shares, $1 par value: Authorized 10,000 shares, none issued	-	-
Shares of beneficial interest, $3 par value: Authorized number of shares, unlimited, issued 8,883 shares	26,650	26,650
Additional paid-in capital	81,151	80,864
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities	19,282	12,426
Unearned compensation	(406)	-
Retained earnings	11,154	7,218
	137,831	127,158
Cost of 1,381 and 1,493 treasury shares of beneficial interest	(11,899)	(12,867)
Total shareholders' equity	125,932	114,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 139,002	$ 134,931

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except per share amounts)

	Year Ended September 30, 2003	2002	2001
Revenues:			
Interest and fees on real estate loans, including $726, $602 and $187 from related parties - Note 2	$ 9,813	$ 11,897	$ 8,685
Operating income from real estate properties	2,324	2,269	1,651
Recovery of previously provided allowances	-	500	-
Other, primarily investment income	2,667	2,732	3,580
Total Revenues	14,804	17,398	13,916
Expenses:			
Interest - borrowed funds - Note 6	270	227	53
Advisor's fees - Note 9	875	967	745
General and administrative - Note 9	3,063	2,911	2,983
Other taxes - Note 7	498	452	249
Expense related to investment income	-	-	575
Operating expenses relating to real estate properties including interest on mortgages payable of $259, $265 and $261	1,355	1,255	925
Amortization and depreciation	327	340	372
Loss on early extinguishment of debt	-	-	264
Total Expenses	6,388	6,152	6,166
Income before equity in earnings of unconsolidated real estate ventures and gain on sale	8,416	11,246	7,750
Equity in earnings of unconsolidated real estate ventures	479	574	889
Net gain on sale of real estate assets	499	807	1,937
Net realized gain on available-for-sale securities	4,332	-	33
Income before minority interest	13,726	12,627	10,609
Minority interest	(43)	(41)	(23)
Net Income	$ 13,683	$ 12,586	$ 10,586
Income per share of Beneficial Interest:			
Basic earnings per share	$ 1.83	$ 1.71	$ 1.47
Diluted earnings per share	$ 1.80	$ 1.68	$ 1.45
Cash distributions per common share	$ 1.30	$ 1.04	$ .44
Weighted average number of common shares outstanding:			
Basic	7,458,880	7,373,627	7,221,373
Diluted	7,585,478	7,503,065	7,327,174

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended September 30, 2003, 2002, and 2001
(Amounts in thousands)

	Shares of Beneficial Interest	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Treasury Shares	Total
Balances, September 30, 2000	$ 26,665	$ 81,499	$ (3,133)	-	$ (5,047)	$ (14,837)	$ 85,147
Distributions - Common share ($.44 per share)	-	-	-	-	(3,226)	-	(3,226)
Exercise of Stock Options	(15)	(491)	-	-	-	1,460	954
Net income	-	-	-	-	10,586	-	10,586
Other comprehensive income- unrealized gain on sale of available-for-sale securities (net of reclassification adjustment for gains included in net income of $33	-	-	8,411	-	-	-	8,411
Comprehensive income	-	-	-	-	-	-	18,997
Balances, September 30, 2001	26,650	81,008	5,278	-	2,313	(13,377)	101,872
Distributions - Common share ($1.04 per share)	-	-	-	-	(7,681)	-	(7,681)
Exercise of Stock Options	-	(144)	-	-	-	510	366
Net income	-	-	-	-	12,586	-	12,586
Other comprehensive income- unrealized gain on sale of available-for-sale securities	-	-	7,148	-	-	-	7,148
Comprehensive income	-	-	-	-	-	-	19,734
Balances, September 30, 2002	26,650	80,864	12,426	-	7,218	(12,867)	114,291
Distributions - Common share ($1.30 per share)	-	-	-	-	(9,747)	-	(9,747)
Exercise of Stock Options	-	(155)	-	-	-	968	813
Issuance of restricted stock		442	-	$ (442)	-	-	-
Compensation expense - restricted stock	-	-	-	36	-	-	36
Net income	-	-	-	-	13,683	-	13,683
Other comprehensive income- unrealized gain on sale of available-for-sale securities (net of reclassification adjustment for gains included in net income of $4,332)	-	-	6,856	-	-	-	6,856
Comprehensive income	-	-	-	-	-	-	20,539
Balances September 30, 2003	$ 26,650	$ 81,151	$ 19,282	$ (406)	$ 11,154	$ (11,899)	$125,932

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended September 30, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 13,683	$ 12,586	$ 10,586
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on early extinguishment of debt	-	-	264
Amortization and depreciation	327	340	372
Recovery of previously provided allowances	-	(500)	-
Restricted stock expense	36	-	-
Net gain on sale of real estate loans and properties	(499)	(807)	(1,937)
Net gain on sale of available-for-sale securities	(4,332)	-	(33)
Equity in (earnings) of unconsolidated real estate ventures	(479)	(574)	(889)
Increase in straight line rent	(153)	(153)	(126)
Decrease (Increase) in interest and dividends receivable	305	(42)	(227)
Decrease (Increase) in prepaid expenses	19	(8)	(132)
Increase (decrease) in accounts payable and accrued liabilities	66	250	(262)
(Decrease) Increase in deferred revenues	(234)	(98)	229
Increase (Decrease) in escrow deposits	3	(133)	5
(Increase) Decrease in deferred costs	(89)	21	(134)
Other	153	(173)	(33)
Net cash provided by operating activities	8,806	10,709	7,683
Cash flows from investing activities:			
Collections from real estate loans	76,365	40,869	20,011
Proceeds from sale of loans	-	4,311	-
Additions to real estate loans	(58,716)	(61,779)	(44,276)
Net costs capitalized to real estate owned	(176)	(38)	(210)
Proceeds from sale of real estate owned	553	816	2,029
(Decrease) Increase in deposits payable	(67)	(124)	39
Purchase of available-for-sale securities	(2,034)	-	-
Sale of available-for-sale securities	8,047	-	723
Investment in real estate ventures	(268)	(275)	(866)
Partnership distribution	773	823	207
Net cash provided by (used in) investing activities	24,477	(15,397)	(22,343)
Cash flows from financing activities:			
Proceeds from borrowed funds	4,755	22,500	2,101
Repayment of borrowed funds	(14,745)	(9,856)	(88)
Payoff/paydown of loan and mortgages payable	(65)	(59)	(46)
Exercise of stock options	813	366	954
Increase in mortgage payable	-	-	2,850
Cash distribution - common shares	(7,035)	(7,681)	(3,226)
Net cash (used in) provided by financing activities	(16,277)	5,270	2,545
Net increase (decrease) in cash and cash equivalents	17,006	582	(12,115)
Cash and cash equivalents at beginning of year	4,688	4,106	16,221
Cash and cash equivalents at end of year	$ 21,694	$ 4,688	$ 4,106

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	Year Ended September 30, 2003	2002	2001
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 527	$ 427	$ 303
Cash paid during the year for income taxes	$ 314	$ 241	$ 249
Supplemental schedule of noncash investing and financing activities:			
Recognition of valuation allowance upon sale of real estate owned	$ -	$ -	$ 24
Recovery of previously provided allowances	$ -	$ 500	$ -

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended September 30, 2003, 2002 and 2001
(Amounts in Thousands Except Share Data)

NOTE 1 – ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Background

BRT Realty Trust is a real estate investment trust organized as a business trust in 1972 under the laws of the Commonwealth of Massachusetts. Our principal business activity is to generate income by originating and holding for investment, for our own account, senior and junior real estate mortgage loans secured by income producing real property. We also originate and hold for investment for our own account participating real estate mortgage loans secured by income producing real property and we purchase and hold for investment senior or junior participations in existing mortgage loans secured by income producing real property.

Principles of Consolidation; Basis of Preparation

The consolidated financial statements include the accounts of BRT Realty Trust and its wholly-owned subsidiaries. Investments in less than majority-owned entities have been accounted for using the equity method. Material intercompany items and transactions have been eliminated. Many of the wholly-owned subsidiaries were organized to take title to various properties acquired by BRT Realty Trust. BRT Realty Trust and its subsidiaries are hereinafter referred to as the "Trust" or "The Company."

Income Tax Status

The Trust qualifies as a real estate investment trust under Sections 856-860 of the Internal Revenue Code.

The Trustees may, at their option, elect to operate the Trust as a business trust not qualifying as a real estate investment trust.

Income Recognition

Income and expenses are recorded on the accrual basis of accounting for both financial reporting and income tax purposes. The Trust does not accrue interest or rental income on impaired loans or real estate owned where, in the judgment of management and the Trustees, collection of interest or rent according to the contractual terms is considered doubtful. Among the factors the Trust considers in making an evaluation of the amount of interest or rent that are collectable are the status of the loan or property, the financial condition of the borrower or tenant and anticipated future events. The Trust accrues interest on performing impaired loans and records cash receipts as a reduction of the recorded investment leaving the valuation allowance constant throughout the life of the loan. For impaired non-accrual loans, interest is recognized on a cash basis. Loan discounts are amortized over the life of the real estate loan using the constant interest method.

Loan commitment and extension fee income is deferred and recorded as income over the life of the commitment and loan. Commitment fees are generally non-refundable. When a commitment expires or the Trust no longer has any other obligation to perform, the remaining fee is recognized into income.

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of the lease.

The basis on which the cost was determined in computing the realized gain or loss on available-for-sale securities is average historical cost.

Loans held for sale are carried at lower of cost or estimated fair value as determined on an individual loan basis. Deferred fees on loans held for sale are recognized as a component of gain or loss upon the sale. Gains or losses on the sale are determined by the difference between the sales proceeds and the carrying value of the loan.

Allowance for Possible Losses

The Trust measures the impairment of its real estate loans based upon the fair value of the underlying collateral which is determined on an individual loan basis. In arriving at the fair value of the collateral, numerous factors are considered, including, market evaluations of the underlying collateral, operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuations, the underlying collateral securing the loan is less than the recorded investment in the loan, an allowance is created with a corresponding charge to expense.

Real Estate Assets

Real estate properties is comprised of real property in which the Trust has invested directly and properties acquired by foreclosure.

When real estate is acquired by foreclosure or by a deed in lieu of foreclosure, it is recorded at the lower of the carrying amount of the loan or estimated fair value at the time of foreclosure. Real estate assets, including assets acquired through foreclosure are operated for the production of income and are depreciated over their estimated useful lives. Costs incurred in connection with the foreclosure of the properties collateralizing the real estate loans and costs incurred to extend the life or improve the assets subsequent to foreclosure are capitalized. With respect to the operating properties, operating income and expenses are reflected in the consolidated statements of income.

Notes to Consolidated Financial Statements (CONTINUED)

The Trust accounts for the sale of real estate when title passes to the buyer, sufficient equity payments have been received and when there is reasonable assurance that the remaining receivable will be collected.

Investments in real estate ventures in which the Trust does not own a greater than 50% interest or in which it does not have the ability to exercise operational or financial control, are accounted for using the equity method. Accordingly, the Trust reports its pro rata share of net profits and losses from its investments in unconsolidated real estate ventures in the accompanying consolidated financial statements.

Valuation Allowance on Real Estate Assets

The Trust reviews each real estate asset owned, including investments in real estate ventures, for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by the assets are less than the assets' carrying amount. Measurement is based upon the fair value of the asset. Real estate assets held for sale are valued at the lower of cost or fair value, less costs to sell, on an individual asset basis. Upon evaluating a property, many indicators of value are considered, including current and expected operating cash flow from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as an addition to the valuation allowance. If the value of the property subsequently increases, the valuation allowance will be reduced.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities: The carrying amounts reported in the balance sheet for these instruments approximate their fair values due to the short term nature of these accounts.

Available-for-sale securities: Investments in securities are considered "available-for-sale," and are reported on the balance sheet based upon quoted market prices.

Real estate loans: The earning mortgage loans of the Trust have either variable interest rate provisions, which are based upon a margin over the prime rate, or are currently fixed at effective interest rates which approximate market for similar types of loans. Accordingly, the carrying amounts of the earning, non-impaired mortgage loans approximate their fair values. For earning loans which are impaired, the Trust has valued such loans based upon the estimated fair value of the underlying collateral.

Borrowed funds and mortgages payable: There is no material difference between the carrying amounts and fair value because interest rates approximate current market rates for similar types of loans.

Per Share Data

Basic earnings per share was determined by dividing net income applicable to common shareholders for each year by the weighted average number of Shares of Beneficial Interest outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Shares of Beneficial Interest were exercised or converted into Shares of Beneficial Interest or resulted in the issuance of Shares of Beneficial Interest that then shared in the earnings of the Company. Diluted earnings per share was determined by dividing net income applicable to common shareholders for each year by the total of the weighted average number of Shares of Beneficial Interest outstanding plus the dilutive effect of the Company's unvested restricted stock and outstanding options using the treasury stock method.

Cash Equivalents

Cash equivalents consist of highly liquid investments, primarily direct United States treasury obligations and money market type U.S. Government obligations, with maturities of three months or less when purchased.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting

Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosure About Segments of an Enterprise and Related Information established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also established standards for related disclosures about products and services, geographical areas, and major customers. As the Trust operates predominantly in one industry segment, management has determined it has one reportable segment and believes it is in compliance with the standards established by SFAS No. 131.

Derivative Instruments and Hedging Activities

The Trust adopted SFAS Statement No. 133, Accounting for *Derivatives Instruments and Hedging Activities as amended by* SFAS Statement No. 137 during the 2001 fiscal year. Because of the Company's minimal use of derivatives the adoption of SFAS No. 133 did not have a significant effect on earnings or the financial position of the Company.

Accounting For Long-Lived Assets

The Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; however it retained the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale." The Trust adopted SFAS 144 at the beginning of the current fiscal year. The adoption of thisstatement did not have an effect on the earnings or the financial position of the Trust.

Gains and Losses From Extinguishment of Debt

On July 1, 2003 the Company adopted Statement SFAS No. 145 which rescinded SFAS No. 4 "Reporting Gains and Losses From Extinguishment of Debt". In connection with the adoption of this statement, the Company reclassified in the 2001 statement of income a loss of $264 from the write off of deferred fees associated with a terminated revolving credit line, which had previously been reported as an extraordinary item. Such reclassification had no impact on net income reported for the 2001 year.

Accounting for Stock-Based Compensation

The Financial Accounting Standards Board issued SFAS No. 148 to amend SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. However, the Company has continued to account for options in accordance with the provision of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. See Note 8 for pro forma net income information.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The provisions of this interpretation became immediately effective for VIE's formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after December 15, 2003, unless the Financial Accounting Standards Board ("FASB") grants a deferral of such effective date. Management is currently reviewing its unconsolidated joint ventures to determine if any of them represent variable interest entities which would require consolidation by the Trust pursuant to the interpretation.

In May, 2003 the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As a result of further discussion by FASB on October 8, 2003, the FASB clarified that minority interests in consolidated partnerships with specified finite lives should be reclassified as liabilities and presented at fair market value unless the interests are convertible into the equity of the parent. Fair market value adjustments occurring subsequent to July 1, 2003 would be recorded as a component of interest expense. At their October 29, 2003 meeting, the FASB agreed to indefinitely defer the implementation of a portion of SFAS No. 150 regarding the accounting treatment for minority interests in finite life partnerships. Therefore, until a final resolution is reached, the Company will not implement this aspect of the standard. If the company were to adopt this aspect of the standard under its current provisions, it is not expected to have a material impact on the Company's financial statements.

Reclassification

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

Notes to Consolidated Financial Statements (CONTINUED)

NOTE 2 - REAL ESTATE LOANS

At September 30, 2003, information as to real estate loans, is summarized as follows:

	Total	Earning Interest	Not Earning Interest
First mortgage loans:			
Long-term:			
Residential	$ 41	$ 41	$ -
Short-term (five years or less):			
Shopping centers/retail	17,544	17,544	-
Industrial buildings	5,985	5,985	-
Office buildings	5,826	5,176	650
Residential (multiple family units)	17,640	16,112	1,528
Second mortgage loans and junior participations:			
Residential	18,817	17,850	967
Retail	475	475	-
Office	550	550	-
	$ 66,878	$ 63,733	$ 3,145
A summary of loans at September 30, 2002 is as follows:			
First mortgage loans			
Long term	$ 3,614	$ 3,614	$ -
Short term	54,424	54,009	415
Second mortgage loans and wrap around mortgages	26,489	26,489	-
	$ 84,527	$ 84,112	$ 415

There were four real estate loans not earning interest at September 30, 2003. Two of these loans with an outstanding balance of $1,617 were deemed impaired, as it is probable that the Trust will not be able to collect all amounts due according to the contractual terms and allowances have been established for them. Allowances for loan losses were not provided for the remaining two non earning loans in the amount of $1,528 at September 30, 2003, which loans are expected to be paid in full, including interest. Of the real estate loans earning interest at September 30, 2003 and 2002, $3,835 and $7,220, respectively, were deemed impaired and all are subject to allowances for possible losses. For the years ended September 30, 2003, 2002 and 2001, respectively, an average $6,376, $6,197 and $11,025 of real estate loans were deemed impaired, on which $449, $837 and $1,310 of interest income was recognized.

Loans originated by the Trust generally provide for interest rates, which are indexed to the prime rate. The weighted average interest rate on earning loans was 11.12% and 12.51% at September 30, 2003 and 2002, respectively.

Included in real estate loans are four second mortgages and two first mortgages to ventures in which the Trust (through wholly owned subsidiaries) holds a 50% interest. At September 30, 2003 and September 30, 2002, the balance of the mortgage loans was $7,134 and $8,129, respectively. Interest earned on these loans totaled $726 and $602 for the year ended September 30, 2003 and September 30, 2002, respectively.

Annual maturities of real estate loans receivable before allowances for possible losses during the next five years and thereafter and are summarized as follows:

Years Ending September 30,	Amount
2004	$ 49,711
2005	10,844
2006	54
2007	3,300
2008	2,957
2009 and thereafter	12
Total	$ 66,878

The Trust's portfolio consists primarily of senior and junior mortgage loans, secured by residential and commercial property, 57% of which are located in the New York metropolitan area (which includes New Jersey and Connecticut), 16% in California, 12% in Delaware and 15% in other states.

If a loan is not repaid at maturity, in addition to foreclosing on the property, the Trust may either extend the loan or consider the loan past due. The Trust analyzes each loan separately to determine the appropriateness of an extension. In analyzing each situation, management examines many aspects of the loan receivable, including the value of the collateral, the financial strength of the borrower, past payment history and plans of the owner of the property. Of the $49,711 of real estate loans receivable which matured in Fiscal 2003, $16,702 were extended.

If all loans classified as non-earning were earning interest at their contractual rates for the year ended September 30, 2003 and 2002, interest income would have increased by $142 and $46, respectively.

At September 30, 2003 the three largest real estate loans had principal balances outstanding of approximately $10,400, $8,200 and $4,916, respectively. Of the total interest and fees earned on real estate loans during the fiscal year ended September 30, 2003, 13.3%, .2% and 1.47% related to these loans, respectively.

NOTE 3 - REAL ESTATE ASSETS

Real Estate Properties

A summary of real estate properties for the year ended September 30, 2003 is as follows:

	September 30, 2002 # Properties	September 30, 2002 Amount	Costs Capitalized/ Amortization	Sales	Gain on Sale	September 30, 2003 # Properties	September 30, 2003 Amount
Residential units-shares of cooperative corporations	2	$ 16	$ 112	$ (553)	$ 499	2	$ 74
Shopping centers/retail	2	7,784	65	-	-	2	7,849
		7,800	177	(553)	499		7,923
Amortization		(1,227)	(235)	-	-		(1,462)
Total real estate properties	4	$ 6,573	$ (58)	$ (553)	$ 499	4	$ 6,461

The Trust holds with a minority partner a leasehold interest in a portion of a retail shopping center located in Yonkers, New York. The leasehold interest is for approximately 28,500 square feet and including all option periods expires in 2045. The minority equity interest, which equals ten percent, amounted to $175 at September 30, 2003 and $169 at September 30, 2002 is included as a component of other liabilities on the consolidated balance sheet.

Future minimum rentals to be received by the Trust, pursuant to noncancellable operating leases in excess of one year, from properties on which the Trust has title at September 30, 2003 are as follows:

Years Ending September 30,	Amount
2004	$ 1,363
2005	1,211
2006	1,089
2007	999
2008	955
Thereafter	11,307
	$ 16,924

Investment in Unconsolidated Joint Ventures at Equity

The Trust is a partner in seven unconsolidated joint ventures which operate seven properties. In addition to making an equity contribution, the Trust may hold a first or second mortgage on the property. A brief summary of the two most significant joint ventures is listed below.

Blue Hen Venture - In 1999 the Trust sold one-half of its interest in the Blue Hen Corporate Center & Mall, located in Dover, Delaware to a joint venture partner and contributed its remaining one-half interest. The Trust holds a 50% interest in the Blue Hen Venture and also holds two first mortgages on this property totaling $3,158 at September 30, 2003. These mortgages mature on January 1, 2005 ($673) and July 1, 2005 ($2,485) and have a fixed rate of interest of 8.07%. Principal and interest payments on these two mortgages is $1,295 per year.

Rutherford Glen - The Trust is a 50% joint venture partner in a 248-unit garden apartment complex located in Atlanta, Georgia. The first mortgage on this property, which is held by an unaffiliated third party was $16,016 at September 30, 2003. This loan, which matures on June 11, 2011, has a fixed interest rate of 7.02% and requires principal and interest payments of $1,312 per year. The Trust also holds a second mortgage on the property in the amount of $2,950 at September 30, 2003. This mortgage which carries an 11% fixed rate of interest and requires interest only payments of $325 matures on June 1, 2008. During the fiscal year ended September 30, 2003 the Trust contributed $268 to this venture.

Unaudited condensed financial information for these two joint ventures at September 30, 2003 and for the year then ended:

	Blue Hen Venture	Rutherford Glen
Condensed Balance Sheet		
Cash and cash equivalents	$ 1,211	$ 195
Real estate investments, net	14,712	18,632
Other assets	409	293
Total assets	$ 16,332	$ 19,120
Mortgage payable	$ 3,158	$ 18,966
Other liabilities	266	481
Equity	12,908	(327)
Total liabilities and equity	$ 16,332	$ 19,120
Trust's equity investment	$ 5,368	$ (120)

Notes to Consolidated Financial Statements (CONTINUED)

	Blue Hen Venture	Rutherford Glen
Condensed Statement of Operations		
Revenues, primarily rental income	$ 2,981	$ 2,294
Operating expenses	1,414	1,038
Depreciation	483	728
Interest expense	299	1,460
Total expense	2,196	3,226
Operating income	785	(932)
Gain on sale	611	-
Write off of capitalized development costs	491	-
Net income attributable to members	$ 905	$ (932)
Trust's share of net income	$ 452	$ (466)
Amount recorded in statement of income	$ 661	$ (466)

The unamortized excess of the Trust's share of the net equity over its investment in the Blue Hen joint venture that is attributable to building and improvements is being amortized over the life of the related property. The portion that is attributable to land will be recognized upon the disposition of the land. During fiscal 2003 a parcel of land was sold and the Trust recognized $253 of this excess.

The remaining five joint ventures contributed $284 in equity earnings for the fiscal year ended September 30, 2003.

NOTE 4 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Trust was not required to record any additional allowance provisions for possible loan losses nor valuation adjustments on owned real estate during the years ended September 30, 2003, 2002 and 2001.

An analysis of the allowance for possible losses is as follows:

	Year Ended September 30, 2003	2002	2001
Balance at beginning of year	$ 881	$ 1,381	$ 1,381
Recovery of previously provided allowances	-	(500)	-
Balance at end of year	$ 881	$ 881	$ 1,381

The allowance for possible losses applies to loans aggregating $5,452 at September 30, 2003, $7,220 at September 30, 2002 and $6,579 at September 30, 2001.

NOTE 5 - AVAILABLE-FOR-SALE SECURITIES

The cost of securities held for sale at September 30, 2003 was $17,072. The fair value of these securities was $36,354 at September 30, 2003. Gross unrealized gains and losses at September 30, 2003 were $19,351 and $69, respectively and are reflected as accumulated other comprehensive income on the accompanying consolidated balance sheets.

Included in available for sale securities are 1,094,800 shares of Entertainment Properties Trust (NYSE:EPR), which have a cost basis of $14,381 and a fair value at September 30, 2003 of $32,844. The shares held by BRT represent approximately 5.44% of the outstanding shares of Entertainment Properties Trust. The fair value of the Trust's investment in Entertainment Properties Trust at November 30, 2003 was $36,772. During the year ended September 30, 2003, 260,800 shares of EPR were sold for a gain of $4,187 and subsequent to September 30, 2003 through December 2, 2003, 35,600 additional shares of EPR were sold at a gain of $720.

Also included in available-for-sale securities are 133,950 shares of Atlantic Liberty Financial Corp. (NASDAQ:ALFC), which have a cost basis of $2,034 and a fair market value of $2,605. The shares held by the Trust represent approximately 7.83% of the outstanding shares of Atlantic Liberty as of September 30, 2003.

NOTE 6 - DEBT OBLIGATIONS

Debt obligations consist of the following:

	September 30, 2003	2002
Note payable - credit facility	$ 1,000	$ 5,500
Margin account	3,755	9,245
Borrowed funds	4,755	14,745
Mortgage payable	2,680	2,745
Total debt obligations	$ 7,435	$17,490

On January 11, 2001 BRT terminated its revolving credit facility with TransAmerica Business Credit Corporation ("TransAmerica"). During the year ended September 30, 2001 unamortized deferred fees in the amount of $264 associated with the terminated TransAmerica revolving credit facility were written off.

On July 25, 2001 BRT entered into a $15,000 revolving credit agreement with North Fork Bank (North Fork) which was subsequently amended on June 6, 2003, primarily to increase the maximum borrowings to $30 million.

In addition, the maturity date of the facility was extended from August 1, 2004 to June 1, 2006. A fee of $75 was paid to North Fork Bank in connection with this amendment. The Trust also may extend the term of the facility for two one year periods for a fee of $75 each year. Borrowings under the facility are secured by specific receivables and the credit agreement provides that the amount borrowed will not exceed 65% (increased from 60%) of the collateral pledged.

As of September 30, 2003 BRT had provided collateral to North Fork Bank which would permit BRT to borrow up to $21,100 under the facility.

The average outstanding balance on the credit facility for the year ended September 30, 2003 and September 30, 2002 was $764 and $461, respectively and the average interest rate paid was 4.8 and 5.2%. Interest expense for the year ended September 30, 2003 and September 30, 2002 was $37 and $24.

In addition to its credit facility, BRT has the ability to borrow funds through a margin account. In order to maintain this account BRT pays an annual fee equal to .3% of the market value of the pledged securities which is included in interest expense. At September 30, 2003 there was an outstanding balance of $3,755 on the margin account. The interest rate at September 30, 2003 was 3.00%. Marketable securities with a fair market value at of $32,844 were pledged as collateral. The average outstanding balance on the margin facility for the year ended September 30, 2003 was $2,905 and the average interest rate paid was 7.9%. For the year ended September 30, 2002 there was an average outstanding balance of $3,351 at a rate of 5.95%.

The mortgage payable was placed on a shopping center in which the Trust, through a subsidiary, is a joint venture partner and holds a majority interest in a leasehold position. The mortgage with an original balance of $2,850 bears interest at a fixed rate of 8.75% for the first five years and has a maturity of November 1, 2005. There is an option to extend the mortgage to November 1, 2010. At September 30, 2003 the outstanding balance was $2,680.

Scheduled principal repayments on the mortgage during the initial maturity are as follows:

Years Ending September 30,	Amount
2004	$ 70
2005	77
2006	83
2007 and thereafter	2,450
	$2,680

NOTE 7 – INCOME TAXES

The Trust has elected to be taxed as a real estate investment trust ("REIT), as defined under the Internal Revenue Code. As a REIT the Trust will generally not be subject to Federal income taxes at the corporate level if it distributes at least 90% of its REIT taxable income, as defined, to its shareholders. There are a number organizational and operational requirements the Trust must meet to remain a REIT. If the Trust fails to qualify as a REIT in any taxable year, its taxable income will be subject to Federal income tax at regular corporate rates and it may not be able to qualify as a REIT for four subsequent tax years. Even if it is qualified as a REIT, the Trust may be subject to certain state and local income taxes and to Federal income and excise taxes on its undistributed taxable income.

During the years ended September 30, 2003 and 2002 the Trust recorded $498 and $452, respectively of corporate tax expense including $374 and $322, respectively for the payment of Federal excise tax which is based on income generated but not yet distributed.

Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial statement purposes due to various items among which are timing differences related to depreciation methods and carrying values.

The taxable income is expected to be approximately $418 higher than the financial statement income during calendar 2003.

NOTE 8 – SHAREHOLDERS' EQUITY

Distributions

During the year ended September 30, 2003 BRT declared cash distributions in the amount of $1.30.

Stock Options

On December 6, 1996, the Board of Trustees adopted the BRT 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), whereby a maximum of 450,000 shares of beneficial interest are reserved for issuance to the Trust's officers, employees, trustees and consultants or advisors to the Trust. Incentive stock options are granted at per share amounts at least equal to the fair value at the date of grant, whereas for

Notes to Consolidated Financial Statements (CONTINUED)

nonstatutory stock options, the exercise price may be any amount determined by the Board, but not less than the par value of a share. In December 2001, the 1996 stock option plan was amended to allow for an additional 250,000 shares to be issued.

In March and April 1998 the Board of Trustees granted, under the 1996 Stock Option Plan options to purchase 50,000 shares of beneficial interest at prices ranging from $7.3125 to $7.9375 per share to a number of directors, officers and employees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years, and expire ten years after the grant date. During the current year 12,000 of the options were exercised. At September 30, 2003, there were no remaining options under this grant.

In December 1998 the Board of Directors granted, under the 1996 Stock Option Plan options to purchase 180,000 shares of beneficial interest at $5.9375 per share to a number of officers, employees, consultants and trustees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year (50,000) and two years (130,000), and expire five years (50,000) and ten years (130,000) after the date of the grant. During the current year 50,500 of the options were exercised. At September 30, 2003 options to purchase 35,250 shares are remaining, 6,000 of which are exercisable.

In December 2000 the Board of Directors granted under the 1996 Stock Option Plan options to purchase 165,500 shares of beneficial interest at $7.75 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years and expire ten years after grant date. During the current year 35,688 of the options were exercised. At September 30, 2003 options to purchase 129,812 shares are remaining, 5,688 of which are exercisable.

In December 2001 the Board of Directors granted, under the 1996 Stock Option Plan, options to purchase 89,000 shares of beneficial interest at $10.45 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year and expiring ten years after grant date. During the current year 14,000 of the options were exercised. At September 30, 2003 options to purchase 75,000 shares are remaining, 8,250 of which are exercisable.

The Trust elected Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Trust's employee stock options equals the market price of the underlying stock on the date of grant. Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the Trust had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Dec. 2001 89,000 Shares	**Dec. 2000 165,000 Shares**	**Dec. 1998 50,000 Shares**	**Dec. 1998 130,000 Shares**	**March/ April 1998 50,000 Shares**
Risk Free Interest Rate	3.91%	4.76%	4.38%	4.62%	5.64%
Dividend Yield	8.3%	4.36%	0%	0%	0%
Volatility Factor	.210	.205	.208	.208	.188
Expected Life (Years)	5	6	5	6	6

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Trust's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma net income and earnings per share calculated using the Black-Scholes option valuation model is as follows:

	Year Ended September 30, 2003	**2002**	**2001**
Net income to common shareholders as reported	$ 13,683	$ 12,586	$ 10,586
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards	126	126	46
Pro forma net income	$ 13,557	$ 12,460	$ 10,540
Pro forma earnings share of per beneficial interest:			
Basic	$ 1.82	$ 1.69	$ 1.46
Diluted	$ 1.79	$ 1.66	$ 1.44

Changes in the number of shares under all option arrangements are summarized as follows:

	Year Ended September 30, 2003	2002	2001
Outstanding at beginning of period	$352,250	$327,375	$332,500
Granted	-	89,000	165,500
Option price per share granted	-	10.45	7.75
Cancelled	-	-	5,000
Exercised	112,188	59,125	165,625
Expired	-	5,000	-
Outstanding at end of period	240,062	352,250	327,375
Exercisable at end of period	19,938	16,750	27,125
Option prices per share outstanding	$ 5.9375- $ 10.45	$ 5.9375- $ 10.45	$ 4.375- $ 7.9375

As of September 30, 2003 the outstanding options had a weighted average remaining contractual life of approximately 7.19 years and a weighted average exercise price of $8.33.

Restricted Shares

During the year ended September 30, 2003, the Trust issued 28,800 shares under its 2003 Incentive Plan which was approved by BRT's shareholders in March of 2003. The total number of shares allocated to this Plan is 350,000. The shares vest five years from the date of issuance and under certain circumstances may vest earlier. For accounting purposes, the restricted stock is not included in the outstanding shares shown on the balance sheet until they vest. The Trust records compensation expense under the APB 25 over the vesting period, measuring the compensation cost based on the market value of the shares on the date of grant. For the year ended September 30, 2003, the Trust recorded $36 of compensation expense.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2003	2002	2001
Numerator for basic and diluted earnings per share:			
Net income	$ 13,683	$ 12,586	$ 10,586
Denominator:			
Denominator for basic earnings per share -weighted average shares	7,458,880	7,373,627	7,221,373
Effect of dilutive securities:			
Employee stock options	126,598	129,438	105,801
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	7,585,478	7,503,065	7,327,174
Basic earnings per share	$ 1.83	$ 1.71	$ 1.47
Diluted earnings per share	$ 1.80	$ 1.68	$ 1.45

Treasury Shares

During the fiscal year ended September 30, 2003 and September 30, 2002 no shares were purchased by the Trust.

During the fiscal year ended September 30, 2003, 112,188 treasury shares were issued in connection with the exercise of stock options under the Trust's plan. In the fiscal year ended September 30, 2002, the Trust issued 59,125 Treasury shares in connection with the exercise of stock options under the Trust's existing stock option plan. As of September 30, 2003 the Trust owns 1,381,028 Treasury shares of beneficial interest at an aggregate cost of $11,899.

NOTE 9 - ADVISOR'S COMPENSATION AND CERTAIN TRANSACTIONS

Certain of the Trust's officers and trustees are also officers, directors and the shareholder of REIT Management Corp. ("REIT"), to which the Trust pays advisory fees for administrative services and investment advice. The agreement, which expires on December 31, 2007, provides that directors and officers of REIT may serve as trustees, officers and employees of the Trust,

Notes to Consolidated Financial Statements (CONTINUED)

but shall not be compensated for services rendered in such latter capacities. Advisory fees are charged to operations at a rate of 1% on real estate loans and 1/2 of 1% on other invested assets. Advisory fees amounted to $875, $967 and $745 for the years ended September 30, 2003, 2002, and 2001, respectively. At September 30, 2003 $27 remains unpaid and is reflected in accounts payable on the consolidated balance sheet.

The borrower may pay fees to REIT for services rendered in arranging and restructuring loans by the Trust. These fees, which are allowed by the advisory agreement, on loans arranged on behalf of the Trust and which are paid directly by the borrower to REIT amounted to $601, $591 and $443 for the years ended September 30, 2003, 2002 and 2001 respectively.

REIT arranges for the management of certain properties for the Trust under renewable year-to-year agreements. Management fees, legal fees and leasing, selling and financing commissions incurred and reimbursed or owed to REIT or an other affiliated company for the years ended September 30, 2003, 2002 and 2001 aggregated $92, $95 and $132, respectively.

The Chairman of the Board of Trustees of the Trust holds a similar position in One Liberty Properties, Inc. a related party, is an executive officer of the managing general partner and was a general partner through July 1, 2001 of Gould Investors L.P. a related party. Effective July 1, 2001 Mr. Gould assigned his general partner interest to Gould General LLC, an entity of which he is the sole member. During the years ended September 30, 2003, 2002 and 2001, allocated general and administrative expenses charged to the Trust by Gould Investors L.P. aggregated $656, $647 and $645, respectively. At September 30, 2003 $72 remains unpaid and is reflected in accounts payable on the consolidated balance sheet.

NOTE 10 - COMMITMENT

The Trust maintains a non-contributory pension plan covering eligible employees and officers. Contributions by the Trust are made through a money purchase plan, based upon a percent of qualified employees' total salary as defined. Pension expense approximated $168, $163 and $155 during the years ended September 30, 2003, 2002 and 2001, respectively.

NOTE 11 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	1st Quarter Oct.-Dec.	2nd Quarter Jan.-March	3rd Quarter April-June	4th Quarter July-Sept.	Total For Year
2003					
Revenues	$ 4,130	$ 3,514	$ 3,765	$ 3,395	$ 14,804
Income before equity in earnings of unconsolidated real estate ventures and gain on sale	2,588	2,038	2,108	1,682	8,416
Net income	2,836	2,205	4,754	3,888	13,683
Per share	$ .38	$ .30	$ .64	$ .52	$ 1.83(a)
2002					
Revenues	$ 4,693	$ 3,931	$ 3,658	$ 5,116	$ 17,398
Income before equity in earnings of unconsolidated real estate ventures and gain on sale	3,174	2,525	2,074	3,473	11,246
Net income	3,456	3,343	2,122	3,665	12,586
Per share	$ .47	$ .45	$ .29	$ .50	$ 1.71(a)

Per share earnings represent basic earnings per beneficial share.

(a) Calculated on weighted average shares outstanding for the fiscal year. May not foot due to rounding.

NOTE 12 - SUBSEQUENT EVENTS

On November 7, 2003 the Trust originated a $23,500 loan on a multi-family property located in Tampa, Florida using available cash and borrowings under the margin account and credit facility.

Report of Independent Auditors

TO THE TRUSTEES AND SHAREHOLDERS
BRT REALTY TRUST

We have audited the accompanying consolidated balance sheets of BRT Realty Trust and Subsidiaries (the "Trust") as of September 30, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRT Realty Trust and Subsidiaries at September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
December 8, 2003

Stock Price Ranges by Quarter

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	13.75	14.10	17.50	19.49
September 30, 2003	Low	12.40	13.10	13.65	15.40
Year Ended	High	12.01	14.00	13.90	13.75
September 30, 2002	Low	9.90	12.05	13.00	11.65

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in thousands except per share amounts)

	Year Ended September 30,				
	2003	2002	2001	2000	1999
OPERATING STATEMENT DATA:					
Revenues	$ 14,804	$ 17,398	$ 13,916	$ 10,260	$ 12,223
Income before equity in earnings of unconsolidated joint ventures and gain on sale	8,416	11,246	7,750	5,064	5,108
Net income	13,683	12,586	10,586	7,635	11,646
Calculation of net income applicable to common shareholders:					
Net income applicable to common shareholders	13,683	12,586	10,586	7,635	11,646
Income per share of beneficial interest:					
Basic	1.83	1.71	1.47	1.07	1.63
Diluted	1.80	1.68	1.45	1.05	1.61
Cash distributions per share (a)	1.30	1.04	0.44	-	-
Weighted average number of common shares:					
Basic	7,458,880	7,373,627	7,221,373	7,165,875	7,165,263
Diluted	7,585,478	7,503,065	7,327,174	7,253,227	7,220,505

	September 30,				
	2003	2002	2001	2000	1999
BALANCE SHEET DATA:					
Total assets	$139,002	$134,931	$100,016	$88,456	$84,609
Earning real estate loans (b)	63,733	84,112	67,513	40,413	44,682
Non-earning real estate loans (b)	3,145	415	415	3,250	-
Real estate assets (b)	13,391	13,529	13,708	12,325	6,765
Available-for-sale securities at market	36,354	31,178	24,030	16,310	-
Borrowed funds	4,755	14,745	2,101	88	331
Mortgage payable	2,680	2,745	2,804	-	841
Shareholders' equity	125,932	114,291	101,872	85,147	80,624

NOTES:

(a) There were no distributions paid in the years ended September 30, 2000 and 1999.

(b) Earning and non-earning loans and real estate assets are presented without deduction of the related allowance for possible losses or valuation allowance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

We are primarily engaged in the business of originating and holding for investment senior and junior real estate mortgages secured by income producing property. Our investment policy emphasizes short-term mortgage loans. We also purchase senior and junior participations in short term mortgage loans and originate participating mortgage loans and loans to joint ventures in which we are an equity participant. Repayments of real estate loans in the amount of $49,711,000 are due during the twelve months ending September 30, 2004, including $5,123,000 due on demand. The availability of mortgage financing secured by real property and the market for selling real estate is cyclical. Since these are the principal sources for the generation of funds by our borrowers to repay our outstanding real estate loans, we cannot project the portion of loans maturing during the next twelve months which will be paid or the portion of loans which will be extended for a fixed term or on a month to month basis.

We maintain a revolving credit facility with North Fork Bank. The facility provides for borrowings up to $30,000,000, but no greater than 65% of qualified first mortgage loans pledged to North Fork Bank. We had $1,000,000 outstanding under this line as of September 30, 2003 and $20,061,000 of unused availability under this line as of September 30, 2003. We also have the ability to borrow on margin, using the shares we own in Entertainment Properties Trust, or EPR, as collateral. At September 30, 2003, there was $3,755,000 outstanding of the approximately $13,138,000 available under this facility. If the value of the EPR shares were to decline, the available funds under the margin credit line might decline and we could be required to repay a portion or all of the margin loan.

During the twelve months ended September 30, 2003, we generated cash of $8,806,000 from operating activities, $8,047,000 from the sale of securities and $76,365,000 from collections from real estate loans. These funds, in addition to cash on hand, were used primarily to fund real estate loan originations of $58,716,000, to repay borrowed funds in the aggregate amount of $9,990,000 and to pay cash distributions to shareholders in the amount of $7,035,000.

We will satisfy our liquidity needs in the year ending September 30, 2004 from cash and cash investments on hand, the credit facility with North Fork Bank, the availability in our margin account collateralized by the EPR shares, interest and principal payments received on outstanding real estate loans, and net cash flow generated from the operation and sale of real estate assets.

Results of Operations

General

Our primary business operations involves the origination and servicing of mortgage loans. Our profitability is most affected by the number of loans originated during any period, the type of loans originated and the payoff and pay down of our outstanding mortgage loans. These factors determine the principal amount or type of loans outstanding and fee income earned on loan originations. We cannot project the principal amount or type of loans which will be originated in any year or those loan applications submitted to us which will be approved by our loan committee nor can we project the rate of payoff or pay down against our loan portfolio in any year. As noted in the discussion below, the 2003 fiscal year reflects a decrease in interest and fee income compared to the 2002 fiscal year and the 2002 fiscal year reflects an increase in interest and fee income, compared to the 2001 fiscal year. The primary components of these changes is a result of loan originations, including the type of loans originated, and loan payoffs and pay downs.

We do not see any trends in our business other than that our loan originations are more national in scope and our loan applications and loan originations have been for larger principal amounts, both of which factors we attribute to the increase in our advertising and marketing activities.

2003 vs. 2002

Interest and fees on loans decreased to $9,813,000 for the year ended September 30, 2003 as compared to $11,897,000 for the year ended September 30, 2002. This decrease of $2,084,000, or 18%, was the result of several factors. In the current fiscal year, the average balance of loans declined $1,220,000 to $67,145,000 from $68,368,000 in the prior fiscal year. This caused a decrease of $147,000 in interest income. The average rate earned on the loan portfolio declined 31 basis points to 11.82% as compared to 12.13% earned on the portfolio in the fiscal year ended September 30, 2002. This decline caused interest income to decline by $213,000. In the prior fiscal year, four participating loans were paid off resulting in additional income and fees of $ 2,114,000 in the fiscal year ended September 30, 2002. Offsetting these declines was the collection of interest income in the amount of $105,000 in the current fiscal year from a loan that was previously recorded as non performing. Fee income also increased $286,000 in the current fiscal year, primarily the result of the collection of fees that were due upon the payoff of two loans.

The fiscal year ended September 30, 2002 was favorably affected by $500,000 recognized from the recovery of a previously provided allowance related to a loan that was previously impaired and was paid off in full in 2002. There was no comparable revenue item in the current fiscal year.

Other, primarily investment income, declined $ 65,000, or 2%, from $2,732,000 in the fiscal year ended September 30, 2002 to $2,667,000 in the fiscal year ended September 30, 2003. The decline was primarily caused be a decrease in the amount of dividends received on our REIT securities caused by the sale of REIT securities during the current fiscal year.

Interest expense on borrowed funds increased to $270,000 in the fiscal year ended September 30, 2003 from $227,000 in the fiscal year ended September 30, 2002. This increase of $43,000, or 19%, is due to an increase in the average rate paid for borrowings from 5.86% in the prior fiscal year to 7.24% in the current fiscal year. The average interest rate includes a .3% fee to maintain a margin account secured by the shares we own in Entertainment Properties Trust and is based on the value of the assets in the account, which appreciated in value during the fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONTINUED)

The Advisor's fee, which is calculated pursuant to agreement and is based on invested assets, decreased $92,000, or 10%, in the fiscal year ended September 30, 2003 to $875,000 from $967,000 in the fiscal year ended September 30, 2002. During this period, we experienced a lower outstanding balance of invested assets thereby causing a decline in the fee.

General and administrative expenses increased to $3,063,000 in the fiscal year ended September 30, 2003, from $2,911,000 in the fiscal year ended September 30, 2002. This increase of $152,000, or 5%, is primarily the result of increases in payroll and payroll related expenses which increased $110,000 from the prior year. In addition professional fees increased by approximately $29,000 from the prior fiscal year.

Other taxes increased by 10% to $498,000 for the fiscal year ended September 30, 2003 from $452,000 in the fiscal year ended September 30, 2002. The increase of $46,000 in the current fiscal year is the result of an increase in the federal excise tax, which is based on taxable income that is generated but not yet distributed.

Operating expenses relating to real estate increased $100,000, or 8%, from $ 1,255,000 in the fiscal year ended September 30, 2002 to $1,355,000 in the fiscal year ended September 30, 2003. In the current fiscal year we experienced higher legal expenses relating to a property that we acquired in foreclosure in a prior fiscal year, increased insurance expense and increased common area maintenance charges.

Equity in earnings of unconsolidated real estate ventures declined $95,000, or 17%, to $479,000 in the fiscal year ended September 30, 2003 from $574,000 in the fiscal year ended September 30, 2002. In the current fiscal year one of our joint ventures wrote off expenses relating to a terminated development project. Additionally, several of our joint ventures have seen modest declines in income due to declines in occupancy and rental rates. Offsetting these declines was an increase that resulted from reduced lease payments on a ground lease position held by a joint venture as ground lessee.

Gain on the sale of real estate assets decreased $308,000, or 38%, in the fiscal year ended September 30, 2003. In the current fiscal year we recognized gains of $499,000 from the sale of cooperative apartment units. In the prior fiscal year we recognized gains of $ 807,000 from the sale of a parcel of unimproved land that we previously acquired in foreclosure and from the sale of a cooperative apartment unit.

Gain on the sale of available-for-sale securities was $4,332,000 in the fiscal year ended September 30, 2003. This gain resulted from the sale of several real estate investment trust securities, including the sale of 260,800 shares of Entertainment Properties Trust. There were no securities sales in the fiscal year ended September 30, 2002.

2002 vs. 2001

Interest and fees on loans increased to $11,897,000 for the year ended September 30, 2002 as compared to $8,685,000 for the year ended September 30, 2001. This increase of $3,212,000, or 37%, was the result of several factors, the largest being a $14,160,000 increase in the average balance of loans outstanding from $54,208,000 in the prior fiscal year to $68,368,000. This caused an increase in interest income of $1,722,000. During the fiscal year ended September 30, 2002, three participating loans were paid off resulting in additional interest income and fees of $1,306,000 and one participating loan was extended resulting in the collection of additional interest of $808,000. During the year ended September 30, 2002 the average interest rate earned on the loan portfolio declined 31 basis points to 12.13% from the 12.44% earned on the portfolio in the fiscal year ended September 30, 2001. This decline caused interest income to decrease by $171,000. The twelve month period ended September 30, 2001 included $ 860,000 of additional interest recognized from two loans that were paid off and $170,000 from non-performing loans that were returned to performing status. Fee income also increased $576,000 in the 2002 fiscal year, primarily the result of increased loan originations and an increase in the number of loans that were extended during the year.

Operating income on real estate properties increased $618,000, or 37%, to $2,269,000 in the fiscal year ended September 30, 2002 from $1,651,000 in the fiscal year ended September 30, 2001. This increase, reflecting primarily rental income, is attributable to our purchase of a leasehold interest in a commercial property in the last quarter of the fiscal year ended September 30, 2000 (which was not fully leased until the second quarter of the 2001 fiscal year) and increased rental income recognized on a residential property in New York City.

The fiscal year ended September 30, 2002 year was favorably affected by $500,000 recognized from the recovery of a previously provided allowance related to a loan that was previously impaired and was paid off in the current fiscal year. There was no comparable revenue item in the fiscal year ended September 30, 2001.

Other, primarily investment income, declined $848,000, or 24%, from $3,580,000 in the fiscal year ended September 30, 2001 to $ 2,732,000 in the fiscal year ended September 30, 2002. During the prior fiscal year we received $438,000 from a residual interest we held in a joint venture. This residual interest resulted from the sale of a partnership interest in a prior year. There was also a decrease in investment income due to a decline in the average balance in money market and treasury investments and in the average rate earned on them. The average balance of these investments decreased $5,674,000 from $11,187,000 in the fiscal year ended September 30, 2001 to $5,513,000 in the fiscal year ended September 30, 2002. This decline caused a $213,000 reduction in interest income. A decline of $281,000 resulted from a reduction in the rate earned on these investments from 5.27% in the prior fiscal year to 1.74% in the current fiscal year. These declines were offset by an $84,000 increase in the dividends we received on our investments in REIT securities.

Interest on borrowed funds increased to $227,000 in the fiscal year ended September 30, 2002 from $53,000 in the fiscal year ended September 30, 2001. This increase of $174,000, or 328%, is due to an increase in the average amount of borrowings outstanding in the current fiscal year. The average balance of borrowings outstanding increased $2,662,000 to $3,126,000 in the current fiscal year from $464,000 in the prior fiscal year. We borrowed under our credit lines to fund outstanding loan commitments.

The Advisor's fee, which is calculated pursuant to agreement and is based on invested assets, increased $222,000, or 30%, in the fiscal year ended September 30, 2002 to $967,000 from $745,000 in the fiscal year ended September 30, 2001. During this period, we experienced a higher outstanding balance of invested assets thereby causing an increase in the fee.

Other taxes increased by 82% to $ 452,000 for the fiscal year ended September 30, 2002 from $249,000 in the fiscal year ended September 30, 2001. The increase is the result of federal excise taxes which are based on taxable income generated but not yet distributed. We were subject to these taxes beginning in the first quarter of the 2002 fiscal year. In the prior fiscal year we were subject to federal and state alternative minimum taxes during the period when we were utilizing our net operating loss carry forwards.

During the fiscal year ended September 30, 2001 we incurred expenses related to investment income of $575,000. During the September 30, 2001 fiscal year we incurred legal, printing, proxy solicitor fees and other expenses related to the solicitation of proxies to vote in favor of our nominee to the Board of Trustees of Entertainment Properties Trust (NYSE:EPR). At September 30, 2002 we owned 7.89% of the outstanding shares of Entertainment Properties Trust. We did not incur any investment related expenses in the 2002 fiscal year.

Operating expenses relating to real estate increased $330,000, or 36%, from $925,000 in the fiscal year ended September 30, 2001 to $1,255,000 in the fiscal year ended September 30, 2002. This increase is due to increased operating expenses at one of our operating properties.

Equity in earnings of unconsolidated joint ventures declined by 35%, or $315,000, from $889,000 in the fiscal year ended September 30, 2001 to $574,000 in the fiscal year ended September 30, 2002. This decline was primarily the result of a loss of $433,000 by a joint venture that was entered into during the second half of the fiscal year ended September 30, 2001 and a decrease in income of $292,000 at another joint venture due to a decrease in sales of cooperative apartments by such venture. These declines were partially offset by a gain of $385,000 recognized by a joint venture upon the sale of a parcel of land during the 2002 fiscal year.

Gain on the sale of real estate loans and real estate properties decreased $1,130,000, or 58%, in the fiscal year ended September 30, 2002. In the 2002 fiscal year we recognized gains of $807,000 from the sale of a parcel of unimproved land that we previously acquired in foreclosure and from the sale of a cooperative apartment unit. In the prior fiscal year we recognized gains of $1,937,000 from the sale of a residual interest in a partnership and the sale of cooperative apartment units.

Market Risk Disclosure

Our primary component of market risk is interest rate sensitivity. Our interest income and to a lesser extent our interest expense are subject to changes in interest rates. We seek to minimize these risks by originating loans that are indexed to the prime rate, with a stated minimum interest rate, and borrowing, when necessary, from our available credit line which is also indexed to the prime rate. At September 30, 2003 approx-imately 65% of our portfolio was comprised of variable rate loans tied primarily to the prime rate. Changes in the prime interest rate would affect our net interest income accordingly. When determining interest rate sensitivity, we assume that any change in interest rates is immediate and that the interest rate sensitive assets and liabilities existing at the beginning of the period remain constant over the period being measured. We assessed the market risk for our variable rate mortgage receivables and variable rate debt and believe that a one percent increase in interest rates would cause an increase of income before taxes of $259,000 and a one percent decline in interest rates would cause a decline of income before taxes of approximately $56,000. In addition, we originate loans with short maturities and maintain a strong capital position. As of September 30, 2003 a majority of our loan portfolio was secured primarily by properties located in the New York metropolitan area, including New Jersey and Connecticut, in California, and in Delaware and it is therefore subject to risks associated with the economies of these localities.

Disclosure of Contractual Obligations

The following table sets forth as of September 30, 2003 our known contractual obligations:

		Payment due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$2,680,000	$ 70,000	$ 160,000	$ 174,000	$2,276,000
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligation	$ 107,000	$ 46,000	$ 61,000	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on Company Balance Sheet Under GAAP	-	-	-	-	-

Board of Trustees and Officers

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

AUDITORS
Ernst & Young LLP
5 Times Square
New York, New York 10036

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, BRT Realty Trust, 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.

COMMON STOCK
The company's common stock is listed on the New York Stock Exchange under the ticker symbol BRT.

WEB SITE ADDRESS
www.BRTRealty.com

BRT REALTY TRUST
60 CUTTER MILL ROAD
GREAT NECK, NY 11021